Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Loss:
Loss before income tax benefit and minority interest in subsidiary loss	($97,231)	($80,634)	($95,793)	($47,968)	($28,706)
Add: fixed charges	14,013	10,612	10,909	11,153	10,558

Total loss	($83,218)	($70,022)	($84,884)	($36,815)	($18,148)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$13,172	$ 9,830	$10,176	$10,553	$10,066
Estimated interest portion of rental expense	841	782	733	600	492

Total fixed charges	$14,013	$10,612	$10,909	$11,153	$10,558

Ratio of Earnings to Fixed Charges	(5.94)	(6.60)	(7.78)	(3.30)	(1.72)

Deficiency of Earnings Available to Cover Fixed Charges	($97,231)	($80,634)	($95,793)	($47,968)	($28,706)

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